FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of August, 2003
		 		 ------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

Crystallex International Corporation granted the following options to its directors and officers:

Name		Date of Issue	  No Of Options	    Price CDN$	Expires

Robert A. Fung	August 11, 2003	  525,000	    $3.00	August 10, 2013
Marc J. 	August 11, 2003	  375,000	    $3.00	August 10, 2013
Oppenheimer
Harry Near	August 11, 2003	  180,000	    $3.00	August 10, 2013
Dan Ross	August 11, 2003	  180,000	    $3.00	August 10, 2013
Sadek El Alfy	August 11, 2003	  150,000	    $3.00	August 10, 2013
Ken Thomas	August 11, 2003	  80,000	    $3.00	August 10, 2013
Borden Rosiak	August 11, 2003	  80,000	    $3.00	August 10, 2013
Bob Crombie	August 11, 2003	  50,000	    $3.00	August 10, 2013
Richard 	August 11, 2003	  130,000	    $3.00	August 10, 2008
Marshall



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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   August 26, 2003     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature